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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Commtouch Software Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M25596103

(CUSIP Number)

C/O Simon Palmer
Maples and Calder
P.O. Box 309 G.T., Ugland House
South Church Street, Grand Cayman
Cayman Islands

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M25596103

1	Name of Reporting Person: Israel Seed IV, L. P. I.R.S. Identification Nos. of above persons (entities only):
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Limited partnership organized under the laws of the Cayman Islands.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 3,747,087[1]
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 3,747,087*
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,747,087
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 10.31%
14	Type of Reporting Person (See Instructions): PN

1 Pursuant to the Ordinary Shares and Warrants Purchase Agreement dated July 29, 2003 (the “Purchase Agreement”), by and between Commtouch Software Ltd., (“Commtouch”) Israel Seed IV, L.P. and certain other investors, Israel Seed IV, L.P. purchased 1,666,667 Ordinary Shares, of par value NIS 0.05 each. Pursuant to the Purchase Agreement Israel Seed IV, L.P., was also granted warrants to purchase 1,000,000 Ordinary Shares (the “July Warrants”). In addition, 13,118 Ordinary Shares were issued to Israel Seed IV, L.P., as liquidated damages under the Purchase Agreement, due to Commtouch’s delay in filing a registration statement within the time frame required by the Purchase Agreement. The foregoing discussion is qualified in its entirety by reference to the document described (incorporated by reference to Exhibit 2 to Report of Foreign Private Issuer on Form 6-K, filed on August 15, 2003 [File No. 000-26495]).

On November 26, 2003, Israel Seed IV, L.P. entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Commtouch and certain others purchasers. Under the Securities Purchase Agreement, Israel Seed IV, L.P., purchased a senior convertible note in the principal amount of $500,000 (the “Note”). The Note carries interest at the rate of 8.0% per annum, payable quarterly in cash and maturing in 36 months. In addition, Israel Seed IV, L.P. has the right to purchase an additional senior convertible note for up to the same amount, from time to time, for a period of six months following the effectiveness of the first resale registration statement filed by Commtouch, covering the Ordinary Shares underlying the Note and the November Warrants (defined below).

Israel Seed IV, L.P. may convert the Note at any time into 433,651 Ordinary Shares of Commtouch at a conversion price of $1.153. The Note provides for certain anti-dilution adjustments.

Pursuant to the Securities Purchase Agreement, Israel Seed IV, L.P. also received warrants to purchase up to 200 Ordinary Shares for every $1,000 principal amount of Note purchased (the “November Warrants”). The November Warrants are three year warrants, exercisable at an exercise price equal to the conversion price. The warrants provide for certain anti-dilution adjustments. If Israel Seed IV, LP purchases an additional senior convertible note, as described above, it will be entitled to additional warrants on the same terms as the November Warrants.

The above discussion is qualified in its entirety by reference to the documents described and the documents ancillary to them, (incorporated by reference to Exhibits 1 through 7 to Report of Foreign Private Issuer on Form 6-K, filed on December 2, 2003 [File No. 000-26495]).

* See footnote (1).

Item 1. Security and Issuer.

The title and class of equity securities to which this statement relates are Ordinary Shares par value NIS 0.05 per share, and warrants for the acquisition of Ordinary Shares.

The issuer is Commtouch Software Ltd., 6 Hazoran St., Poleg Industrial Park, P.O. Box 8511, Netanya 42504, Israel.

Item 2. Identity and Background.

Israel Seed IV, L. P., is a limited partnership organized under the laws of the Cayman Islands, and its principal executive office is located at 2 Beitar St. Jerusalem. Its general partner is Israel Venture Partners 2000 Limited, a Cayman Company. Its principal business is venture capital investment. In the past five years, neither the limited partnership, nor its general partners have been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding with respect to state or federal securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds and the consideration for the acquisition of the securities were as follows:

On July 29, 2003, Israel Seed IV, L.P. entered into the Purchase Agreement, pursuant to which it purchased 1,666,667 Ordinary Shares at a price per share of $0.60, and at an aggregate purchase price of $1,000,000.

Pursuant to the Purchase Agreement Israel Seed IV, L.P. was granted the Warrants, which may be exercised at a price per share of $0.65.

An additional 13,118 Ordinary Shares were issued by Commtouch to Israel Seed IV L.P., as liquidated damages under the Purchase Agreement, due to Commtouch’s delay in filing a registration statement within the time frame required by the Purchase Agreement.

On November 26, 2003, Israel Seed IV, L.P. entered into the Securities Purchase Agreement. Under the Securities Purchase Agreement, Israel Seed IV, L.P., purchased the Note in the principal amount of $500,000. In addition, Israel Seed IV, L.P. has the right to purchase an additional senior convertible note for up to the same amount, from time to time, for a period of six months following the effectiveness of the first resale registration statement filed by Commtouch, covering the Ordinary Shares underlying the Note and the November Warrants.

Israel Seed IV, L.P. may convert the Note at any time into 433,651 Ordinary Shares of Commtouch at a conversion price of $1.153.

Pursuant to the Securities Purchase Agreement, Israel Seed IV, L.P. also received the November Warrants. The November Warrants are exercisable at an exercise price equal to the conversion price. If Israel Seed IV, LP purchases an additional senior convertible note under the Securities Purchase Agreement, it will be entitled to additional warrants on the same terms as the November Warrants.

The source of the funds for the Ordinary Shares and the Note purchased by Israel Seed IV, L.P. was working capital.

Item 4. Purpose of Transaction.

Israel Seed IV, L.P. has acquired the securities of Commtouch for investment purposes. Except as described in this Schedule 13D Israel Seed IV, L.P., has no current plans or proposals which relate to or would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although Israel Seed IV, L.P. does not rule out the possibility of effecting or seeking to effect any such actions in the future.

(a) none

(b) none

(c) none

(d) none

(e) none

(f) none

(g) none

(h) none

(i) none

(j) none

Item 5. Interests in Securities of the Issuer.

(a) Israel Seed IV, L.P. beneficially owns 3,747,087 Ordinary Shares (comprising of 1,679,785 outstanding Ordinary Shares, the July Warrants (exercisable into 1,000,000 Ordinary Shares), the Note (convertible into 433,651 Ordinary Shares), the November Warrants (to purchase 100,000 Ordinary Shares), up to $500,000 of additional convertible promissory notes which Israel Seed IV, LP is entitled to purchase under the Securities Agreement (convertible into 433,651 Ordinary Shares) (the “Additional Notes”), and warrants to purchase up to an additional 100,000 Ordinary Shares (the “Additional Warrants”), if Israel Seed IV, LP exercises its right to purchase such Additional Notes in full), which, on the basis of publicly available information, represents 10.31% of the outstanding Ordinary Shares of Commtouch (including all warrants and convertible securities exercisable within 60 days by Israel Seed IV, L. P.).

(b) Israel Seed IV, L.P. has the sole power to vote and dispose of the 1,679,785 outstanding Ordinary Shares, the 1,000,000 Ordinary Shares underlying the July Warrants, the 433,651 Ordinary Shares underlying the Notes, the 100,000 Ordinary Shares underlying the November Warrants, and if purchased, the 433,651 into which the Additional Notes will be convertible, and the 100,000 Ordinary Shares into which the Additional Warrants will be exercisable (it being clarified that there is no right to vote with respect to any of the warrants or the notes until they are exercised or converted).

(c) Securities Purchase Agreement. The description of this transaction in footnote (1) to the cover page is incorporated by reference to this section (c)

(d) None

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Israel Seed IV, L.P. is a party to:

Ordinary Shares and Warrants Purchase Agreement dated July 29, 2003, by and between Commtouch, Israel Seed IV, L.P. and certain other investors (incorporated by reference to Exhibit 2 to Report of Foreign Private Issuer on Form 6-K, filed on August 15, 2003 [File No. 000-26495]).

Securities Purchase Agreement dated November 26, 2003, between Commtouch, Israel Seed IV, L. P., and certain others purchasers (incorporated by reference to Exhibit 1 to Report of Foreign Private Issuer on Form 6-K, filed on December 2, 2003 [File No. 000-26495]) .

Registration Rights Agreement dated November 26, 2003, between Commtouch, Israel Seed IV, L.P., and the other parties to the Securities Purchase Agreement (incorporated by reference to Exhibit 2 to Report of Foreign Private Issuer on Form 6-K, filed on December 2, 2003 [File No. 000-26495]).

Item 7. Material to be Filed as Exhibits.

The exhibits listed on the exhibit index to this Schedule 13D are incorporated herein by reference.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	Israel Seed IV, L.P. BY: /S/ Michael Eiscnberg —————————————— Michael Eiscnberg Director, Israel Venture Partners 2000 Ltd. General Partner

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Ordinary Shares and Warrants Purchase Agreement dated July 29, 2003, by and between Commtouch, Israel Seed IV, L.P. and certain other investors (incorporated by reference to Exhibit 2 to Report of Foreign Private Issuer on Form 6-K, field on August 15, 2003 [File No. 000-26495]).

2	Securities Purchase Agreement dated November 26, 2003, between Commtouch, Israel Seed IV, L. P., and certain others purchasers (incorporated by reference to Exhibit 1 to Report of Foreign Private Issuer on Form 6-K, filed on December 2, 2003 [File No. 000-26495]).

3	Registration Rights Agreement dated November 26, 2003, between Commtouch, Israel Seed IV, L.P., and the other parties to the Securities Purchase Agreement (incorporated by reference to Exhibit 2 to Report of Foreign Private Issuer on Form 6-K, filed on December 2, 2003 [File No. 000-26495]).

4	Form of Commtouch Software Ltd. Senior Secured Convertible Note to be issued to Buyers under Securities Purchase Agreement dated as of November 26, 2003 (incorporated by reference to Exhibit 3 to Report of Foreign Private Issuer on Form 6-K, filed on December 2, 2003 [File No. 000-26495]).

5	Form of Warrant to be issued to Buyers under Securities Purchase Agreement dated as of November 26, 2003 (incorporated by reference to Exhibit 4 to Report of Foreign Private Issuer on Form 6-K, filed on December 2, 2003 [File No. 000-26495]).

6	Voting Agreement, dated as of November 26, 2003 by and among Commtouch Software Ltd., and the shareholders of the Commtouch Software Ltd., listed on the signature pages thereto (incorporated by reference to Exhibit 5 to Report of Foreign Private Issuer on Form 6-K, filed on December 2, 2003 [File No. 000-26495]).

7	Pledge and Security Agreement (incorporated by reference to Exhibit 6 to Report of Foreign Private Issuer on Form 6-K, filed on December 2, 2003 [File No. 000-26495]).

8	Guarantee of Commtouch Inc. (incorporated by reference to Exhibit 7 to Report of Foreign Private Issuer on Form 6-K, filed on December 2, 2003 [File No. 000-26495]).